SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 27,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Relações com a Mídia
(61) 415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Companhia Aberta	Companhia Aberta
CNPJ/MF No 76.535.764/0001-43	CNPJ/MF No 02.570.688/0001-70
NIRE No 53 3 0000622 9	NIRE No 53 3 0000581 8

FATO RELEVANTE

1.

Brasil Telecom S.A. e Brasil Telecom Participações S.A. (“Brasil Telecom”), em cumprimento à Instrução nº 358 de 03 de janeiro de 2002, da Comissão de Valores Mobiliários – CVM, informam que, em 11 de Junho de 2003, foi concluída, com empresas afiliadas da GlobeNet Communications Group Ltd. (em conjunto denominadas “Grupo GlobeNet”), a aquisição de todo o sistema de cabos submarinos de fibra ótica do Grupo GlobeNet, interligando pontos de conexão nas regiões de Nova Iorque e Miami (Estados Unidos), St. David’s (Ilhas Bermudas), Fortaleza e Rio de Janeiro (Brasil) e Maiquetia (Caracas, Venezuela). A transação foi realizada através da aquisição de ativos situados nos Estados Unidos e nas Ilhas Bermudas, bem como do controle acionário de empresas sediadas no Brasil e na Venezuela.

2.

A transação foi implementada pela Brasil Telecom através de suas subsidiárias integrais BrT Serviços de Internet S.A. (“BrTSi”), Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT Bermuda”) e Brasil Telecom of América, Inc. (“BTA”), sendo as duas últimas constituídas nas Bermudas e nos EUA respectivamente, com o fim específico de realizar a aquisição dos ativos situados no exterior.

3.

O valor final da transação é equivalente a US$46.781.709,00, dos quais US$27.581.709,00 foram pagos na data do fechamento da transação e o restante, no valor de US$19.200.000,00, será pago no prazo de 18 meses após o pagamento da primeira parcela. O valor da segunda parcela poderá ser reduzido por eventuais contingências pactuadas entre as partes.

4.

No fechamento da transação, a BrT Bermuda assumiu, ainda, determinados contratos para fornecimento de capacidade, pelo prazo de até 25 anos que, somados, representam aproximadamente 4% da capacidade instalada de 80 Gbps. Tais contratos garantem ingresso anual superior a US$800.000,00 a título de manutenção do sistema de cabos submarinos de fibra ótica, durante os respectivos períodos de vigência contratual. A assunção destes contratos não implica em aumento de custos ou despesas para a BrT Bermuda.

5.

O sistema de cabos submarinos de fibra ótica adquirido pela Brasil Telecom é composto por 2 anéis de cabos submarinos protegidos, representando aproximadamente 22.000 km da melhor tecnologia de cabos de fibra ótica interligando o Brasil aos Estados Unidos, passando pela Venezuela e pelas Ilhas Bermudas, com capacidade instalada de 80 Gbps, podendo chegar até 1.36 Tbps. Com esta capacidade instalada, não há expectativa de investimentos adicionais em ativo imobilizado no curto prazo.

6.

Com esta transação, a Brasil Telecom prossegue com a sua estratégia de consolidação e expansão como provedora de serviços IP Banda Larga, Residencial e Corporativo, além de tornar-se proprietária de uma importante conexão ótica entre o Brasil e os Estados Unidos, fundamental para os interesses do País.

7.

Conforme já esclarecido no Fato Relevante de 19 de novembro de 2002, em razão do disposto no parágrafo 2º do artigo 10 do Plano Geral de Outorgas (“PGO”), aprovado pelo Decreto nº 2.534/98, essa transação não abrange a aquisição de empresa prestadora de serviços de telecomunicações no Brasil e tampouco significará a prestação, direta ou indireta, pela Brasil Telecom ou pela BrTSi, de outros serviços de telecomunicações, além daqueles atualmente prestados na Região II do PGO. Por fim, esclarecemos que, como parte do processo de sua reorganização societária, a empresa 360americas do Brasil Ltda. renunciou às autorizações da Anatel para prestação de serviços de telecomunicações.

Brasília, 12 de junho de 2003.

Carla Cico	Paulo Pedrão Rio Branco
Presidente e Diretor de Relações com Investidores	Diretor de Relações com Investidores
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

1The transactions represent the goodwill paid on the purchase of CRT’s control, not resulting in any type of advantage or financial compensation.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

1The transactions represent the operation with loan in the capacity of donor.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

1The transactions represent the goodwill paid on the purchase of CRT’s control, not resulting in any type of advantage or financial compensation.

In May 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer